Exhibit 99.1

Date: February 8, 2024

To: All Canadian Securities Regulatory Authorities

Subject: QUIPT HOME MEDICAL CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	February 12, 2024
Record Date for Voting (if applicable) :	February 12, 2024
Beneficial Ownership Determination Date :	February 12, 2024
Meeting Date :	March 27, 2024
Meeting Location (if available) :	Wilder, KY
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	74880P104	CA74880P1045

Sincerely,

QUIPT HOME MEDICAL CORP.